PHYSICIANS FORMULA HOLDINGS, INC.
1055 West 8th Street
Azusa, CA 98121

        November 6, 2006

Via EDGAR Submission and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Andrew P. Schoeffler

  Re:
  Physicians Formula Holdings, Inc. (the "Company")
  Registration Statement on Form S-1
  (SEC File No. 333-136913) Originally Filed August 25, 2006

Ladies and Gentlemen:

        The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-136913, as amended, to 4:00 p.m., Eastern time, on Wednesday, November 8, 2006, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  •
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2191, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
PHYSICIANS FORMULA HOLDINGS, INC.
By:	/s/ JOSEPH J. JAEGER Name: Joseph J. Jaeger Title: Chief Financial Officer
cc:
James S. Rowe

Deutsche Bank Securities Inc. 60 Wall Street, 4th Floor New York, NY 10005	Citigroup 388 Greenwich Street New York, NY 10013

November 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:
Physicians Formula Holdings, Inc.
Registration Statement on Form S-1
File No. 333-136913

Dear Ladies and Gentlemen:

        In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Physicians Formula Holdings, Inc.'s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 8, 2006 at 4:00 p.m., New York City time or as soon as practicable thereafter.

        The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

  (i)
  Date of preliminary prospectus: October 26, 2006

  (ii)
  Dates of distribution: October 26, 2006 — November 6, 2006

  (iii)
  Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

  (iv)
  Number of prospectuses so distributed: approximately 17,250

  (v)
  Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,
Citigroup Global Markets Inc.
By:	/s/ JOHN C. COCCHIARELLA Name: John C. Cocchiarella Title: Senior Vice President
Deutsche Bank Securities Inc.
By:	/s/ JEREMY FOX Name: Jeremy Fox Title: Director